[Letterhead of Davis Polk & Wardwell LLP]

Martin A. Wellington

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2018 tel 650 752 3618 fax martin.wellington@davispolk.com

April 1, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F Street, N. E.

Washington, D.C. 20459-7010

Attention:	Mr. Larry Spirgel, Assistant Director
Mr. Paul Fischer, Staff Attorney
Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Sharon Virga, Staff Accountant
Mr. Dean Suehiro, Senior Staff Accountant

Re:	Pandora Media, Inc.
Registration Statement on Form S-1 (File No. 333-172215)
Filed February 11, 2011

Ladies and Gentlemen:

We are submitting this letter on behalf of Pandora Media, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 10, 2011 (the “Comment Letter”) relating to the above-referenced registration statement on Form S-1 of the Company filed February 11, 2011 (the “Registration Statement”) and the prospectus contained therein. The Company filed Amendment No. 1 (“Amendment No. 1”) to Form S-1 on February 22, 2011 solely for purposes of adding certain exhibits to the Registration Statement, without modification of the prospectus. In conjunction with this letter, the Company is filing via EDGAR for review by the Staff Amendment No. 2 (“Amendment No. 2”) to the Registration Statement, including the prospectus contained therein. In addition to responding to the Comment Letter, Amendment No. 2 generally updates the prospectus, including the inclusion of the Company’s audited financial statements for the fiscal year ended January 31, 2011 and related disclosure. For your convenience, we are providing by overnight delivery to the Staff a courtesy package which includes 10 copies of Amendment No. 2, five of which have been marked to show changes from the filing of the original Registration Statement.

2	April 1, 2011

For ease of review, we have set forth below each of the comments numbered 1 through 47, as set forth in Comment Letter, together with the Company’s responses thereto. All page numbers in the response below refer to Amendment No. 2, except as otherwise noted.

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General

1.	Please be advised that you should include the price range, the size of the offering, the beneficial ownership of your common stock, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it will include all other required information in a subsequent amendment to the Registration Statement, including but not limited to the price range, size of the offering and beneficial ownership of its common stock, with sufficient time for the Staff to review the complete disclosure prior to any distribution of preliminary prospectuses.

2.	Please confirm that the artwork on the inside front and inside back cover pages of the prospectus is all that you will be including in the prospectus. If not, provide us with copies of the additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

Response: The Company respectfully acknowledges the Staff’s comment and confirms that it currently expects that the artwork on the inside front and inside back cover pages of the prospectus constitutes all of the artwork that it intends to include in the prospectus. Should the Company’s plans change, we will advise the Staff promptly and supply any additional artwork at that time and provide the Staff with sufficient time to review.

3.	As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will inform the Staff when the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. The Company confirms that it will ensure that the Staff receives a copy of the letter or a call from FINRA informing the Staff that FINRA has no additional concerns prior to effectiveness of the Registration Statement.

4.

We note that you cite to industry research for information and statistics regarding economic trends and market share. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a

3	April 1, 2011

consent from the party. We note, by way of example only, the Ando Media report cited on page 1, and the various industry and market reports referenced on pages 36 and 37.

Response: In response to the Staff’s comment, the Company is providing to the Staff, under separate cover, a supplemental binder containing (1) marked copies of all third-party research cited in various places in Amendment No. 2, (2) a table including the cross-references requested by the Staff and identifying the documents that are publicly available and (3) consents to reference reports prepared for the Company that are not publicly available.

5.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company filed various exhibits with Amendment No. 1 and is concurrently filing Exhibits 3.1, 3.2 and 10.2 with Amendment No. 2. The Company undertakes to file the remainder of the exhibits, including our form of legal opinion and the form of underwriting agreement, by amendment as soon as practicable.

Prospectus Summary, page 1

6.	In order to provide greater balance to your summary, highlight that:

•

In addition to your net loss of $16.8 million and $0.3 million in fiscal year 2010 and the nine months ended October 31, 2010, respectively, you expect to continue to incur operating loss on an annual basis through at least the end of fiscal year 2012, as stated on page 45;

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2.

•

You currently operate under a business plan strongly reliant on lobbied concessions and federal court and federal agency consent decrees and settlements, setting reduced royalty and licensing rates that expire in 2015 and that ordinary rates, not subject to such extraordinary measures, to which you may be subject upon the expiration of these exceptions make your current business plan unsustainable, as discussed in your risk factors on page 15 and 16; and

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5.

•

the percentage of the advertising market allocated to advertising on mobile devices, a concentrated growth segment of yours, is lower than online advertising, including quantitative statements regarding same as more generically discussed on page 12.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 5.

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Listener Growth, page 4

7.	Please revise to indicate that “Listener Hours” and “Registered Users” are defined at footnotes 3 and 4 on page 43, as opposed to footnotes 1 and 2. In the alternative, please revise to include these brief definitions here.

Response: In response to the Staff’s comments, the Company has revised footnotes 1 and 2 on page 4 to correctly cross-reference footnotes 3 and 4 on page 43.

Risk Factors, page 11

8.	Instead of using generic phrases such as “our results of operations will be affected adversely” to describe the risks’ effects, as you do, for example, in “We are and will continue to be faced with many competitive challenges, any of which could adversely affect our prospects, results of operations and financial condition,” on page 14, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your “prospects, results of operations and financial condition could be adversely affected” if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Risk Factors”, where appropriate, on pages 11 to 35 to more specifically describe the potential adverse effects of the various risks on the Company, its business or its investors.

The market for advertising on mobile devices.…, page 12

9.	We note that your number of listener hours on mobile devices has surpassed listener hours on traditional computers and that you expect that this trend will continue and is likely to accelerate. Please expand your disclosure to include the rates of increase during relevant timeframes, explaining why such timeframes are relevant to the analysis, at which your listener hours on mobile devices surpassed listener hours on traditional computers. Disclose and explain your trend expectations for acceleration of mobile device listeners. We note your disclosure on page 70 that in January 2011 more than 50% of all listener hours streamed from Pandora service were delivered to a mobile device.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 to 13.

10.	Disclose the percentage of the advertising market allocated to advertising on mobile devices; we note that it is lower than online advertising. Further explain your efforts taken toward generating revenue from advertising that targets your listeners who use mobile devices and explain in what ways it has not been as effective as generating revenues from advertising from your traditional computer listeners. Explain your plans to increase your effectiveness in generating revenue from advertising that targets your listeners who use mobile devices.

Response: In response to the Staff’s comment, the Company has disclosed on page 12 the percentage of U.S. advertising spending allocated to mobile advertising and the percentage allocated to online advertising.

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The Company respectfully advises the Staff that it views its mobile service as an additional distribution channel for the Pandora service, rather than as a distinct product. Further, the Company submits that its business model does not focus on developing and selling advertising products for use on mobile devices as distinct from its effort to develop and sell advertising products for delivery on traditional computer platforms. Instead, the Company focuses on developing specific types of advertising products (namely display, audio and video ads) and marketing these products to its advertisers for delivery across both mobile and traditional computer platforms. While a substantial amount of the Company’s revenue has been derived from display ads, some display ads may not be currently optimized for use on mobile devices and are not appropriate for automobiles due to safety considerations. For example, display ads are not well-suited for use on smartphones due to the size of the device screen. Further, some display ads may not be optimized to take advantage of the multimedia capabilities of connected devices such as home theater systems. By contrast, audio ads are better-suited for delivery in automobiles and across mobile and connected device platforms and video ads can be optimized for a variety of platforms. The Company does not view the resulting advertising products as designed for delivery on mobile or other connected devices. The Company’s audio and video advertising products are relatively new and have not been as widely accepted by advertisers as its traditional display ads. In addition, the introduction of audio advertising places the Company in more direct competition with terrestrial radio, as many advertisers that purchase audio ads focus their spending on terrestrial radio stations. Therefore, one challenge the Company faces in promoting audio ads is overcoming any reluctance of these advertisers to migrate their advertising spend to online advertising. The Company’s efforts to promote and sell these advertising products, if successful, will enable the Company to more effectively utilize inventory generated by listeners using mobile and connected devices.

The Company has revised the disclosure on pages 12 to 13 and elsewhere throughout the Registration Statement, including on page 70, to more clearly and accurately describe the Company’s cross-platform advertising strategy as well as the related challenges described herein.

11.	Discuss special considerations you may have as to your ability to effectively monetize mobile listenership that may not be listed here, including, but not limited to your integration into automobiles. We note your statement on page 70 that your near-term focus is building out distribution in the automobile because the automobile is the primary radio listening location for most adults, according to the Radio Advertising Bureau. Discuss, in quantitative and qualitative terms your “working with automobile manufacturers and their suppliers to seamlessly integrate the Pandora service into their automobiles via technologies that link to smartphones,” stated on page 70.

Response: The Company respectfully advises the Staff that integration of the Pandora service into automobiles does not serve as a means of developing a distinct revenue-generating service offering, but instead as a means of expanding the distribution and reach of its existing service offering by making it available via an additional distribution channel – the automobile. The Company works to enhance the Pandora service to create a high-quality experience for its listeners and develops display, audio and video ads to provide value to its advertisers, in each case, with a view toward delivery across multiple distribution platforms. The Company is working with automobile manufacturers to provide integrated versions of its service. In the case of these integrated automotive versions, the Company expects to stream audio ads only due to safety considerations. In response to the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement, including on page 13, to clarify this point.

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With respect to other considerations relevant to the Company’s efforts to more effectively utilize listeners hours on mobile devices, such as automotive sound systems, please see the Company’s response to comment 10.

Our independent registered public accounting firm has advise us that.…, page 19

12.	Please revise, if possible, to provide an estimate of the costs associated with your becoming a public company.

Response: The Company respectfully advises the Staff that while it expects its legal, accounting and other general and administrative expenses to be higher once it is a public company, the Company does not believe it is possible to accurately predict or estimate the amount of additional costs it may incur or the timing of such costs. The increase in legal, accounting and other expenses, and the timing of these increases, will be affected by numerous variables, the effects of which cannot be predicted. Furthermore, while many of these increased costs relate to costs associated with the public reporting requirements with which the Company has not historically had to comply, including rules of the Commission, The New York Stock Exchange and the Sarbanes-Oxley Act, some costs are also generated by the need to develop additional infrastructure to support the Company’s growing business. While the cost increase is undeniably driven by both anticipated public company costs and the inherent costs of a growing business, attempting to allocate specific quantities of expenses to one or the other cause is necessarily speculative and potentially misleading.

Our independent registered public accounting firm has advised us that it has.…, page 19

13.	In light of your disclosure on page 20 regarding the recommendation of your auditors that you formalize examination of closing period revenue and expenses cut-off procedures and formalize accounting evaluation of non-routine judgments and estimates, tell us how you have been able to assure yourselves that the unaudited financial statements for the nine months ended October 31, 2009 and 2010 are fairly presented.

Response: The Company respectfully advises the Staff that the Company took measures to supplement its existing systems and processes by hiring additional technical accounting personnel both before and during the financial close process for the nine month periods ended October 31, 2009 and 2010. These additional personnel supplemented the existing accounting staff, provided technical guidance and prepared and reviewed documentation for certain non-routine transactions and estimates related to these periods. The Company performed additional review and analysis in connection with the financial statement close to ensure that the financial statements were fairly presented, including a retrospective review of the financial information recorded in the Company’s accounting system for the period presented. Review of account reconciliations and analyses were assigned to specific members of the Company’s finance team as well as consultants utilized by the Company in connection with the preparation of the financial statements. Incremental analysis was performed to ensure that revenue and expenses were appropriately cut-off as of October 31, 2009 and 2010. The Company verified that all adjustments necessary for a fair presentation of the unaudited financial statements for the nine months ended October 31, 2009 and 2010 were recorded. Based on the foregoing measures, the Company was able to conclude that the unaudited financial statements for the nine months ended October 31, 2009 and 2010 are fairly presented.

In addition, the Company respectfully advises the Staff that the Company has replaced the unaudited interim financial statements and corresponding disclosures for the nine months ended October 31, 2009 and 2010 with audited fiscal year-end financial statement and corresponding disclosures and respectfully submits that the Company continues to work on enhancing its financial close process with the addition and integration of new accounting personnel, building out of its accounting infrastructure and improving its systems and processes.

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We depend on key personnel to operate our business. and if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed., page 21

14.	Please revise to identify the key personnel upon whom you rely.

Response: The Company respectfully advises the Staff that this risk factor is not intended to describe any specific employees, but instead is intended to describe the Company’s reliance on the expertise, experience and know-how of various constituencies within the Company, including its senior management team and other employees and groups of employees primarily responsible for developing and implementing the Company’s current business plan. In addition, the Company advises the Staff that the importance of any individual is largely dependent upon his or her expertise and the relevance that expertise has to the then current critical elements of the Company’s business plan and, as such, different employees will be key to the success of the Company at different times and for different reasons. As a result, the Company respectfully submits that naming specific employees may lead an investor to wrongly conclude that each listed individual is necessary to the success of the Company at all times. The Company believes that the risk factor, as drafted, provides a more accurate explanation of the risk the Company faces.

Investors purchasing common stock in this offering will experience immediate and substantial dilution., page 35

15.	Please quantify the further dilution per share to new investors that will occur upon exercise of any of your outstanding stock options and warrants.

Response: The Company respectfully advises the Staff that it has not yet determined the dilution per share to new investors that will occur upon the exercise of any outstanding stock options and warrants, but will revise the disclosure prior to the effective date of the Registration Statement to include such information. In response to the Staff’s comment, the Company has revised the disclosure to the relevant risk factor on page 35 in combination with the disclosure on page 40 under the section entitled “Dilution”, to include a placeholder for the inclusion of this information when available.

Management’s Discussion and Analysis, page 44

Overview. page 44

16.	Please refer to the last sentences of paragraphs two and three. Disclose the number of active users of your mobile version service and discuss how you use this data to evaluate your current and future results of operations or tell us why such disclosure and discussion are not useful to your investors. We note your disclosures on page 78 that you use automated data collection technology.

Response: The Company respectfully advises the Staff that it tracks numerous non-financial operating statistics, including active users, in monitoring and directing its business. As described in the Registration Statement, the Company believes the most useful metrics for investors to focus on are listener hours and registered users. As discussed on pages 45 to 46 of the Registration Statement, the Company’s total number of listener hours is the key non-financial metric by which it measures its performance. The number of listener hours reflects listener usage of the Pandora service and is a key driver of the Company’s financial performance, driving both revenue generation opportunities and content acquisition expenses, which is the largest component of the

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Company’s operating expenses. As such, the Company respectfully submits that listener hours is the most meaningful indicator of usage of the Company’s service and the Company’s financial performance, and therefore provides the most useful information to investors.

In addition, the Company respectfully advises the Staff that it aims not only to improve its financial performance but also to promote brand awareness in the eyes of potential listeners, target advertisers and the market as a whole. As the number of users that register for the Pandora service is an indicator of the number of users the Company has attracted to its brand, the Company believes that the number of its registered users is a useful measure of the brand awareness of Pandora. The Company further believes that whether a particular user actively uses the Pandora service has no bearing on brand awareness. As such, the Company respectfully submits that the number of registered users is a better proxy for, and provides more meaningful information to investors regarding, brand awareness than the number of active users.

In preparing the Registration Statement, the Company was mindful of including as “key metrics” a limited number of metrics that it believed would be most useful to investors in understanding the key drivers and trends in the business. While the Company will continue to evaluate whether any additional metrics may be appropriate for inclusion, the Company respectfully submits that, for its business, “active users” is a lower order of importance.

17.	Expand management’s discussion and analysis in quantitative and qualitative terms regarding the new challenges you face for establishing a robust advertising model optimized for connected devices. We note your statement on page 45 and the risk factor on page 12 regarding the same, but you do not discuss your prospective plans for addressing this issue, including how you expect to generate revenue from advertising that targets your listeners who use mobile devices as effectively as you have for your traditional computer listeners. You should discuss the rates of trends you have observed to date on both advertising revenue and listeners attributable to mobile devices and your projections for same.

Response: Please refer to the Company’s response to comment 10. In addition, in response to comment 9, the Company has provided additional disclosure regarding the trends it has observed in mobile listening.

Key Metrics, page 46

18.	Explain how you deliver your online adds “provided” by Google through your service and how “Google sources” you with advertising customers through ad exchanges. You should discuss your arrangements with Google, and special considerations regarding your relationship with Google, which is also a competitor for advertising. You should integrate the Google discussion here with your discussion of Google on page 72, and include an explanation as to how Google could determine “that [you] have violated a third-party’s rights. Discuss how potential third-party challenges to your “non-interactive” status relate to the ability of Google to make this determination. Provide management’s discussion and analysis of the effect of Google’s ability to “terminate its cost-per-click arrangements” with you before the expiration of your agreements. Further, state the expiration of such agreements here.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 46 and 70 to more clearly explain how Google is a source of revenue to the Company through its cost-per-click arrangements with the Company and has further revised for greater consistency of disclosure between MD&A and the Business section.

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The Company respectfully submits that Google acts as an online advertising agency for the Company and numerous other online publishers, delivering relevant ads to a variety of online properties, including websites and mobile applications. As such, Google competes for ad spend with and serves advertisements to a great number of companies. The Company has no reason to believe that Google would treat the Company on a discriminatory basis in its ad agency business, nor does it have any reason to believe Google has any intention of abandoning this business. As such, the Company respectfully submits that it is not aware of any special considerations with respect to Google in this regard that merit disclosure. The Company respectfully draws the Staff’s attention to disclosure regarding risks it perceives Google poses to its business related to (1) competition, on pages 14 to 16, (2) consumer products such as the Android operating system, on pages 18 to 19, and (3) its use of Google’s Doubleclick ad-serving platform, on page 20.

The agreement containing the provision that allows Google to terminate the agreement if the Company is determined to have violated a third party’s rights has now expired, and the Company has deleted the reference to this provision. The Company supplementally advises the Staff that such provision would have been implicated only if the violation resulted from the use of Google’s services.

In response to the Staff’s comment, the Company has revised its disclosure on pages 46 and 70 to clarify that while the Company’s remaining revenue-generating contracts with Google continue to apply until terminated, Google can terminate the agreements at will.

19.	We note your statement at the end of this section that, “many registered users may not use our service actively. We believe that, while imperfect, our number of registered users is indicative of the growth of awareness of Pandora.” Please advise us, with a view towards disclosure, whether you have the ability to track active users as compared to registered users, or anticipate developing the ability to do so going forward, so as to have a more accurate indicator of the number of listeners actually using your product.

Response: The Company respectfully advises the Staff that it does track active users. However, as discussed above in response to comment 16, the Company relies on listener hours as a measure of listener usage of the Pandora service and the Company’s financial performance and relies on the number of registered users as a key indicator of brand awareness. The Company’s indication that the measure was “imperfect” was not intended to justify it as a substitute for a measure of active users but rather to acknowledge that it is merely an indicator of brand awareness, which is the reason the Company elected to include this metric in the Registration Statement. The Company respectfully submits that for the reasons discussed in response to comment 16, listener hours and registered users provide the most valuable information to investors regarding the Company’s success and the value of their investment.

Costs and Expenses, page 47

General and Administrative, page 47

20.	Discuss, and quantify, how the company becoming a public company, particularly Section 404 of the Sarbanes-Oxley Act has impacted, and is expected to impact, the company’s general and administrative expenses.

10	April 1, 2011

Response: The Company respectfully advises the Staff that while it expects its general and administrative expenses to increase in the future as a result of becoming a public company, due in part to increased legal and accounting costs, investor relations costs and compliance costs in connection with Section 404 of the Sarbanes-Oxley Act, the Company does not believe it is possible to accurately predict or estimate the amount of additional costs it may incur or the timing of such costs. In addition, the Company respectfully submits that the impact of the costs it has incurred to date in preparation for becoming a public company on its general and administrative expenses is also not possible to reasonably quantify. Although the Company’s general and administrative expenses have increased in recent periods, these increases have been driven by a need to grow the Company’s corporate infrastructure both in preparation for becoming a public company and to keep pace with its rapid growth. The Company respectfully submits that it is not possible to attribute the increases between these two drivers. In response to the Staff’s comment, the Company has revised the disclosure on page 47 to specify the types of increased costs it has incurred and expects to incur as a result of becoming a public company. However, the Company did not quantify these expenses for the reasons discussed above. Please also refer to the Company’s response to comment 12.

Our Indebtedness, page 56

21.	Please revise to indicate whether or not you are currently in compliance with the specified asset coverage ratio of your credit facility. Please similarly revise on page 57 to state your compliance with the various covenants of your Equipment Financing Line.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 56.

Liquidity and Capital Resources, page 56

Critical Accounting Policies and Estimates, page 59

22.	We note that your accounts receivable seem to be outstanding for more than three months. Tell us in detail why your accounts receivable are outstanding for so long. We note your disclosure on page 60 regarding your policy regarding the provision for doubtful accounts that seems to focus on bankrupt customers and customers that have breached their payment terms. Tell us how you proactively reserve for doubtful accounts before bankruptcy or breach of payment based on some type of probability analysis based on historical experience as well as other factors. Please expand your disclosure in the above as well as the footnotes.

Response: The Company respectfully advises the Staff that the length of time that our receivables remain outstanding aligns with our general expectations given the structure of the industry in which we operate. The Company conducts sales and collections primarily through media buying agencies whose actions generally follow industry practices. As part of these practices, agencies are typically granted a period of time to collect from the advertiser before remitting payment to us, with the advertiser remaining ultimately liable for payment in the event the agency is unable to collect. Given that the advertiser is ultimately responsible for payment, the Company reviews the creditworthiness of advertisers by performing credit checks prior to executing arrangements. The Company’s insignificant bad debt expense during the years ended January 31, 2011, 2010 and 2009 provide evidence of the Company’s ability to appropriately evaluate the creditworthiness of advertisers.

In addition, the Company, respectfully advises the Staff that the Company maintains reserves for potential credit losses based on historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectibility of its receivables in the determination of its allowance for doubtful accounts. In response to the Staff’s comment, the Company has revised the disclosures on pages 59 and F-10.

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Contractual Obligations and Commitments, page 59

23.	Please revise to indicate why you determined to omit the potential payments of $68.2 million for the outstanding shares of your redeemable convertible preferred stock, redeemable in 2015.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 57 to include such potential dividend payments.

Stock Option Grants and Common Stock Valuations, pages 61-63

24.	For your stock options granted on October and December 2010 and January and February 2011, please revise to disclose in more detail how you considered the occurrence of events that should have had a positive impact on the price of your stock including the 2010 third quarter revenues and income from operations, listener hours and registered users.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61.

25.	Disclose the reason you chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response: The Company advises the Staff that in connection with the option grants made in April and June 2010, it considered contemporaneous valuations of its common stock by an unrelated valuation specialist, as discussed on page 60 and 61 of the Registration Statement.

As disclosed in the Registration Statement, in July 2010, the Company received an offer by a sophisticated, informed and unrelated party to purchase shares of the Company stock from existing stockholders for $3.138 per share. While this transaction was not pursued, certain existing investors, some of which are represented on the Company’s Board, undertook and completed an offer to purchase shares from employees, including the CEO and certain other senior management, which transaction was completed in October 2010. Given the original third-party offer and the fact that both buyers and sellers in the completed transaction were highly informed and sophisticated, the Company concluded that the price per share of $3.138 was arrived at in an arms length, market transaction. As such, the Company determined that there was no need to incur the expense of a third-party valuation in connection with the August and October 2010 grants.

As disclosed in the Registration Statement, subsequent to the October 20, 2010 grants, the Company obtained a third-party independent valuation analysis that confirmed that the fair market value of the Company’s stock at October 31, 2010 was $3.14 per share.

With respect to the Company’s option grants in December 2010, January 2011, February 2011 and March 2011, please refer to the revised disclosure on page 61.

26.	Discuss each significant factor contributing to the difference between and among the fair value of the common stock as of the date of each grant for the options and restricted stock awards and the estimated IPO price.

Response: The Company acknowledges the Staff’s comment and confirms that it will include, in a subsequent amendment to the Registration Statement, responsive disclosure upon determination of the range of offering price.

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What We Do, page 66

Who We Are, page 66

27.	It is clear from disclosure throughout your document that expansion in future automotive sound systems is an important part of your business model and also that the automotive application for your services has significant challenges as to the ability to place advertising at a profitable rate. In quantitative terms, discuss your current and future initiatives and plans to “integrate” the Pandora service in this way.

Response: As discussed in further detail in response to comment 11, the Company respectfully advises the Staff that its efforts, initiatives and plans to integrate the Pandora service into automobiles is a means to expand the distribution and reach of the Pandora service (thus increasing its value to both advertisers and listeners) rather than a means to develop a distinct revenue-generating automotive service offering. As indicated in response to comment 11, the Company has revised the disclosure throughout the Registration Statement, including on page 13, to clarify this point.

28.	We note that your subscription service, Pandora One, has different rates at which you pay royalties and licensing fees under the different agreements. Please discuss whether there are any special considerations regarding Pandora One and any potential compromise of the “non-interactive” status you believe you maintain. You should identify any special challenges this upgraded service presents to your concessions, settlements, consents, other arrangements and potential rate court rulings.

Response: The Company has revised the disclosure on pages 74 to 75 to describe a special consideration relating to the different royalty rates paid in connection with its Pandora One subscription service. The Company respectfully advises the Staff that it does not believe that the Pandora One service compromises the Company’s ongoing compliance with the statutory conditions and regulatory requirements for a non-interactive service. The Company believes that the only special consideration to be taken into account with respect to the Pandora One service relates to the pricing of its Pandora One subscription fees to account for higher royalty rates. Specifically, under the Pureplay Settlement, as disclosed in detail on pages 74 to 75 of the Registration Statement, the Company currently pays per-performance rates for streaming of sound recordings via Pandora One that are higher than the per-performance rates for its free, non-subscription service. In addition, there is no limit on the number of hours that a Pandora One subscriber can use the Company’s service. As a result of these two factors, the Company may incur higher royalty expenses to Sound Exchange for a listener that subscribes to Pandora One as compared to a listener that uses the Company’s free, non-subscription service even if both listeners listen to the Pandora service for the same amount of time. This difference in royalty expenses for Pandora One subscribers only applies to the sound recording royalties owed to Sound Exchange. Currently, the Company’s offering of unlimited streaming to Pandora One subscribers does not directly increase its royalty expenses to ASCAP, BMI or SESAC for its use of musical compositions because, as disclosed in detail on page 75 of the Registration Statement, the applicable rates paid to these performance rights organizations are revenue-based.

29.	Specifically discuss your plans to “invest heavily in” your operations to support anticipated future growth, as stated on page 67 and elsewhere

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 65.

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Content, Copyrights & Royalties, page 76

Music Licensing, page 76

30.	Please amend this disclosure to substantially expand management’s discussion of historical and prospective analysis for your financial condition and results of operations with particular emphasis on your prospects for the future, beyond the 2015 expiration date of the various concessions, settlement agreements and consent decrees discussed herein. Your analysis should include consideration of the historical rates you would have been made to pay for the royalty and licensing agreements that strongly influence your business operations, in the absence of your lobbying and legal efforts, as a point of comparison to what those rates may be in 2015. Further discuss your plan of action, and any current arrangements, agreements understandings, written, verbal or otherwise with any party, including projections, regarding the payments of royalty and licensing agreements you will make on a prospective basis. You should include prospective information about the impact of legal fees, lobbying and other initiatives on your financial condition and results of operations. We note that all of these may be very costly to you; please quantify these costs to the extent practicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 74 to 75.

31.	Disclose management’s analysis as to how the public company status and potential increased profitability may affect the price of royalty and licensing arrangements, including prospects of any future lobbying efforts, settlement agreements, court actions and consent decrees and rate courts.

Response: The Company respectfully advises the Staff that it does not expect its public company status to directly affect its royalty and licensing arrangements. The licenses pursuant to which the Company acquires the rights to stream music, and the royalty rates established thereunder, are unaffected by whether a company operating under such licenses is public or private. The Company respectfully submits that, as described on pages 74 and 76, the royalty rates the Company pays to SoundExchange for recordings streamed via its non-subscription service are the greater of 25% of its U.S. gross revenue and specified per-performance rates, and the royalty rates the Company pays to BMI and SESAC are based on a specified percentage of its gross revenue. Thus, royalty payments owed to these organizations increase as the Company’s revenue increases. The Company further advises the Staff that it anticipates that its public company status may contribute to increased brand awareness and bargaining power, which may result in greater resources available for investment in activities such as lobbying efforts, settlement discussions and Copyright Royalty Board participation. The Company respectfully submits that, for reasons similar to those discussed in response to comments 12 and 20, it is not possible to accurately quantify these effects.

32.	Discuss in detail why you are not an “interactive service” as defined in the U.S. Copyright Act, beyond your disclosure that you are not allowed to stream a particular song “on-demand” and are otherwise obliged to limit the ways in which you stream music to listeners. Include the special challenges you face to maintain this status, what aspects of your product and business model threaten this designation and put you at risk for renegotiated royalty and licensing rates. We note your disclosure regarding restricting the number of songs that are played on a particular station from a particular artist or album within certain periods on page 76 and page 77. We also note your goal to provide a “personalized one-to-one radio listening experience,” on page 67. Explain how you balance these demands.

14	April 1, 2011

Response: The Company respectfully advises the Staff that it believes it is not an “interactive service,” as defined in the U.S. Copyright Act, as a result of its compliance with the statutory provisions of Section 114 of the U.S. Copyright Act. The Company believes its position is strengthened by the ruling of the Launchcast case (578 F. 3d 148 (2d Cir. 2009)), which laid out the applicable test for determining whether a particular webcasting service is an interactive service within the meaning of the U.S. Copyright Act. In the Launchcast case, various sound recording copyright holders argued that the Launchcast service was interactive because “specially created” programming was offered to users that was outside the scope of the statutory license. In determining whether or not the Launchcast service was interactive, the court sought to determine if a user could either (1) request, and have played, a particular sound recording or (2) receive a transmission of a program “specially created” for that user. Since the users of Launchcast were not able to request a particular song on demand, the service was not found to be interactive under the first criterion above. With respect to the second criterion, the court emphasized that the definition of a “non-interactive” service must reflect Congress’ concern that an interactive service would obviate the need for users to purchase songs because users would have the right to pick their desired songs at any given time. The court concluded that even though stations were uniquely created for a user, that did not ensure predictability to the extent that a user would cease to purchase music, and ruled that this degree of customization, or “one-to-one” communication, did not result in the service being interactive.

The Company believes that the nature of the Launchcast service is similar to the Company’s service. The Company allows a listener to create one or more personalized radio stations by entering a song, artist or genre and to further tailor each station to the listener’s preferences by giving a thumbs up or thumbs down to any song played. Further, as in Launchcast, the Company generates stations for its listeners using a methodology that it controls and that is designed to limit predictability as to what song may be played at any given time. In addition, unlike Launchcast, the personalized stations that the Company creates for each listener are not only available to that particular listener, but are also available to other listeners. The Company does not believe that the statutory restrictions that it complies with undermine its ability to provide a “personalized one-to-one radio listening experience,” but rather, that playing “unexpected” songs based on a listener’s music preferences is an important part of the Company’s value proposition. The Company respectfully submits that the existing disclosure in the risk factor on pages 16 to 17, together with the updated disclosure on pages 74 to 75, adequately addresses the Company’s position that it is not an interactive service and the risks relating to that position, and that providing the additional legal analysis above would not be useful to investors and could be interpreted as unduly mitigating the risks the Company has disclosed.

Why Our Advertisers Choose Pandora, page 69

Pandora Tomorrow, page 69

33.	Disclose in more detail the challenges you face and management’s discussion and analysis of how to continue to develop advertising products that are compelling for your advertisers without compromising the music experience for your listeners, as stated on page 70. For example, you should explain your statement that “an ad may allow the advertiser to create a custom radio station using dimensions that are central to an advertiser’s brand.” Further, discuss how you intend to implement such products as including “an ad [that] may be triggered by a specific listener even such as skipping a song” without compromising your listener base.

Response: The Company respectfully advises the Staff that although it continually strives to develop innovative advertising products that are compelling for its advertisers without

15	April 1, 2011

compromising the music experience for its listeners, the Company believes that any challenges it may face in this regard are not unique to the Company, but are generally experienced by all ad-supported content providers. In addition, the references to custom radio stations and ads triggered by specific listener events were intended only to provide examples of a few of the numerous and varied advertising products that the Company has launched in the course of its efforts to develop innovative and effective advertising products and were not intended to deemphasize the value that the Company has always placed and will continue to place on providing a high-quality experience to its listeners.

34.	Disclose all known trends, events and uncertainties regarding legislation and changes thereto relating to performance royalties applicable to commercial webcasters and your business, that are reasonably expected to have material effects. We note your reference to no guarantee that such legislation will not change on page 77.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75. In addition, please see the additional risk factor language included on page 25.

Expand to Other Geographies, page 70

35.	Discuss your long term goal in quantitative terms, including how you are “working to obtain the appropriate rights with economics that work for [you]” and how many years you expect the process for securing license rights will require.

Response: The Company respectfully advises the Staff that it cannot accurately predict how long it may take to secure license rights in other countries and address the legal, technological and industry challenges presented by international expansion. As described in further detail in the risk factor on pages 26 to 27, the Company currently operates in the United States under statutory licensing structures as opposed to direct licenses with rights holders. These statutory licenses are not available to the Company outside of the United States, and currently, the licensing terms offered by rights organizations and individual copyright owners in countries outside the United States are prohibitively expensive. While the Company’s long-term strategy involves taking advantage of the opportunity it sees to expand internationally, the Company has always been and continues to remain focused on growing a sustainable business in the United States. While the Company has not devoted the same amount of time, capital and other resources internationally, it does invest limited resources in seeking to understand copyright laws, intellectual property infringement trends such as piracy, entertainment industries, music distribution channels and the perspectives of rights holders in select counties. From time to time, the Company hires consultants and local counsel to educate the Company and introduce it to international industry leaders for purposes of exploring how the Company’s service or technology can be introduced in other jurisdictions on an economically sustainable basis. The Company also participates in international industry discussions via conferences, panels and seminars in an effort to influence industry trends in a manner that would be favorable to the Company. However, while the Company recognizes the opportunity that international expansion presents and monitors the global dynamics that will permit or prohibit it from entering certain countries, it continues to focus on the core strengths of its existing business domestically.

Base Salaries, page 89

36.

Please revise to identify the specific factors considered when setting the base salaries for the named executive officers in 2011. Explain how each person’s experience, skills, knowledge and responsibilities figured into the calculation of each named executive officer’s base pay

16	April 1, 2011

for that year, as well as how the market surveys and general compensation trends in the industry factored into the decision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 90. The Company respectfully advises the Staff that the determinations of base salaries were subjective decisions, rather than based on any formula taking into account specific factors.

Cash Incentive Payments, page 91

37.	Please revise to quantify the specific target levels for each of the performance criteria you discuss with respect to Mr. Trimble’s incentive payments during fiscal 2011. See Regulation S-K Item 402(b)(2)(v). If you do not disclose this information, provide us in your response letter with a detailed analysis as to how the information should be afforded confidential treatment because it causes you competitive harm. See Instruction 4 to Regulation S-K Item 402(b). Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, discuss how difficult it will be for the executive or how likely it will be for you to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Regulation S-K Item 402(b).

Response: The Company respectfully advises the Staff that the Company has not disclosed the specific target levels for Mr. Trimble’s sales commission plan during fiscal 2011 because it believes the disclosure would result in significant harm to the Company for the reasons set forth below. In addition, with the added disclosure on page 91, including more specificity on how difficult it would be for the executive to achieve the target, the Company believes that investors have the information that is material and necessary to an understanding of Mr. Trimble’s sales commission plan.

Competitive Harm. The Company operates in a competitive and evolving market, and believes that competitors’ insight into this type of plan would cause substantial harm to our competitive position for the following reasons:

•

As a growing company, retention of the Company’s executives is very important. Because this is a sales commission plan for one executive officer, disclosure of the information requested could be used by the Company’s competitors, gain insight into the specifics of Mr. Trimble’s compensation which could enable competitors to more effectively recruit him.

•

Competitors could exploit the historical revenue targets that we applied to this executive as a tool for recruiting non-executive members of the Company’s sales team, particularly at a time when the Company is focused on revenue growth.

•

Because this is a sales commission plan rather than a corporate bonus plan, if the Company set aggressive targets for the particular purpose of this commission plan (as it did last year), its investors and competitors may interpret the targets as being an indicator of the Company’s growth expectations in particular areas and therefore target specific areas of its business.

•	Although they are historical targets, competitors could use them to extrapolate the Company’s future expectations for trends in its business or the marketplace.

•

The sales commission plan targets may vary significantly from the Company’s corporate business plan because the purpose of the plan is to encourage individuals to make sales, which means that the sales commission targets may not be meaningful to investors.

17	April 1, 2011

Materiality to Investors. The Company has revised the disclosure on page 91 to clarify that the fiscal 2011 quota level was set at almost double the actual results for the prior year, which the Company believes shows investors that the fiscal 2011 goals were aggressive. The Company has also set forth the actual revenue results and Mr. Trimble’s payment in one place in the Compensation Discussion and Analysis on page 91 to enable investors to assess how the payment compared to the Company’s actual results, which the Company believes is the most material aspect of the plan to its investors.

Principal and Selling Stockholders, page 104

38.	Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please revise to identify any selling stockholders that are broker-dealers and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and supplementally describe the nature of the transactions in which those shares were acquired.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the determination as to whether or not selling stockholders will participate in the offering has not yet been made. If the Company decides that selling stockholders will not participate, the Company will delete all references to selling stockholders throughout the Registration Statement. If the Company decides that selling stockholders will participate, the Company confirms that it will include the required disclosure as discussed in the Staff’s comment.

39.	Please note that it is our position that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Supplementally, please identify each selling shareholder that is an affiliate of a broker-dealer. Tell us whether those holders purchased the shares being registered in the ordinary course of business and whether the holder had any agreement or understanding at the time of purchase, directly or indirectly, with any person to distribute the shares. If so, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of “affiliate,” please refer to Rule 405 of Regulation C.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the determination as to whether or not selling stockholders will participate in the offering has not yet been made. If the Company decides that selling stockholders will not participate, the Company will delete all references to selling stockholders throughout the Registration Statement. If the Company decides that selling stockholders will participate, the Company confirms that it will include the required disclosure as discussed in the Staff’s comment.

40.	Please revise to disclose the person or persons having voting and/or dispositive power over the shares held by Labrador Ventures V-B, LP, and the Hearst Corporation.

18	April 1, 2011

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104.

Financial Statements

Statements of Operations, page F-4

41.	We note your disclosure in Note 10 on page F-29. Please present the omitted information on the face of the Statements of Operations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 42, 48, 53 and F-4.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet and Net Income (Loss) Per Share, page F-8

42.	Tell us why you have not presented the impact of dividends in the pro forma stockholders’ equity or the pro forma net income (loss) per share.

Response: The Company respectfully advises the Staff that the Company has the option of paying the accrued and unpaid dividends on the Company’s redeemable convertible preferred stock in cash or in stock. Further, on page 38 of the Registration Statement, the Company has disclosed its intention to use a portion of the net proceeds of the offering to pay the accrued and unpaid dividends in cash in connection with the automatic conversion of the redeemable convertible preferred stock into common stock upon closing of this offering. The Company has revised the pro forma stockholders’ equity to reflect the dividends payable upon conversion of the redeemable convertible preferred stock into common stock as a liability. The impact of these dividends has been excluded from the weighted average shares used to calculate pro forma net income (loss) per share because the number of shares whose proceeds would be necessary to pay the dividend cannot currently be estimated. The calculation of pro forma net income (loss) per share will be updated in a future filing when the estimated price range per share for the offering is determined. The Company has revised the disclosure on page F-8 to clarify its reason for excluding the impact of dividends from the weighted average shares used to calculate pro forma net income (loss) per share.

Revenue Recognition

Advertising Revenue, page F-10

43.	Please tell us in detail how you measure the clicks on advertisements. Tell us about the performance criteria that have to be met before you recognize revenue. Tell us about the provisions that are made by you or your advertisers to identify fraudulent clicks and the remedies that are taken by all parties. Please also expand your discussion on page 60 in Critical Accounting Policies and Estimates.

Response: The majority of the Company’s revenue relates to arrangements pursuant to which amounts are earned as advertising impressions are delivered. Referral revenue from performance-based arrangements is generally not earned until the listener performs an action on the advertiser’s website, such as signing up for a membership with the advertiser. Accordingly, performance revenue is not based solely on clicks on advertisements. Revenue is recognized upon receipt of third-party verification reports supporting the number of actions performed in the period. Such actions generally require listeners to purchase products or services on the advertiser’s website, which mitigates the risks related to fraudulent clicks. The Company does not have significant revenue from cost per click arrangements. Although the Company believes the foregoing factors help to mitigate the risk of fraudulent clicks, the Company also protects against fraudulent clicks through the use of third party advertisement servers which have mechanisms that monitor for these activities. In other less frequent cases customers directly report usage results to the Company, which are used as the basis for invoices. The Company maintains audit rights which enables the Company to review these reports. In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and F-9.

9. Redeemable Convertible Preferred Stock, page F-27

19	April 1, 2011

44.	We note the reduction in the conversion prices for the Series D and E shares. Please tell us how you followed the guidance in ASC 815-10 and ASC 815-40.

Response: The Company respectfully advises the Staff that the Company followed the guidance in ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives in Hedging, in accounting for the Company’s redeemable convertible preferred stock.

The Company first considered whether the shares should be classified as liabilities pursuant to ASC 480. Specifically, the Company considered whether the shares are mandatorily redeemable. Mandatorily redeemable financial instruments are defined as “Any of various financial instruments issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur.” The Company’s preferred stock becomes redeemable at a date in the future at the option of the holder. Accordingly, there is not a specified or determinable date on which the shares will be redeemed and therefore the shares were determined to be contingently redeemable.

The Company next considered whether the contingently redeemable convertible preferred stock meets the definition of a derivative instrument pursuant to ASC 815-10. The contingently redeemable convertible preferred stock does not meet the definition of a derivative because it required an initial net investment equal to the value of the securities and does not allow for net settlement. Therefore, the preferred stock does not meet the criteria specified in ASC 815-10-15-83.

The Company also considered whether the conversion feature of the preferred stock represents an embedded derivative that should be bifurcated and accounted for as a derivative pursuant to the guidance in ASC 815-15. ASC 815-15-25-1 indicates that “An embedded derivative shall be separated from the host contract and accounted for as a derivative instrument pursuant to Subtopic 815-10 if and only if all of the following criteria are met:

a.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

b.	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

c.	A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15, be a derivative instrument subject to the requirements of this Subtopic. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)”

The initial step in this evaluation is to determine whether the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract pursuant to ASC 815-15-25-1a. The Company considered the guidance in ASC 815-10-S99-3 in determining whether the preferred stock (the host contract) is more akin to a debt instrument or equity instrument. The Company concluded that the preferred stock is more akin to an equity instrument based on the following considerations:

20	April 1, 2011

•	Each series of preferred stock is not mandatorily redeemable;

•	The Series B, C, D, E, F and G preferred stock pays a cumulative dividend, when and if declared;

•	The holders of the preferred stock vote with the common stock on an “as-converted” basis; and

•	The preferred stock is convertible into common stock at the option of the holder.

Based upon the conclusion that the host contract is more akin to an equity instrument, the Company concluded that the economic characteristics of the conversion option are clearly and closely related to the host instrument and, as a result, the conversion option does not need to be bifurcated and treated as a derivative instrument.

ASC 815-40 provides guidance on determining whether an instrument is considered indexed to an entity’s owns stock. This analysis is part of the evaluation of the criteria specified in 815-15-25-1c. However, because the preferred stock does not meet the criteria specified in 815-15-25-1a, the Company respectfully submits that the analysis of the criteria specified in 815-15-25-1c is not required.

10. Loss per Share, page F-30

45.	We note the reversal of dividends on redeemable convertible preferred stock. Please tell us your rationale under the accounting literature for your financial reporting.

Response: The Company respectfully advises the Staff that, as of January 31, 2011, the Company’s redeemable convertible preferred stock becomes redeemable, at the option of the preferred stockholders, on the date five years after the first issuance of the Company’s Series G preferred stock. If the preferred stock is redeemed, the amounts to be paid for the Series B, C, D, E, F and G preferred stock include interest calculated from the initial issuance date of the Series G preferred stock, which was the Company’s latest preferred stock financing round.

The Company’s past preferred stock financing rounds have resulted in modifications to the redemption terms for the Company’s existing redeemable convertible preferred stock such that the existing outstanding preferred stock becomes redeemable five years from the initial issuance of the new series of redeemable convertible preferred stock, with interest payable upon redemption calculated from the date of the new issuance. Accordingly, accrued dividends previously recorded through the initial issuance date of a new series of redeemable convertible preferred stock are reset at zero and no longer payable as of the new issuance date, thus resulting in the reversal of dividends on redeemable preferred stock in certain periods.

Because the preferred stock becomes redeemable based solely on the passage of time, the Company has consistently applied the measurement method specified in paragraph 15a of ASC 480-10-S99-3A. Accordingly, the dividends on redeemable convertible preferred stock reflected in the Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit represent changes to the redemption value of the preferred stock, as described above.

13. Subsequent Events (unaudited)

Stock Options, page F-33

21	April 1, 2011

46.	Please revise to disclose for each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value, if any, per option. We note your disclosure on page F-34.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-32.

Part II

Recent Sales of Unregistered Securities

47.	Please revise to indicate the consideration for which you issued 50,000 shares of common stock as compensation to a consultant on July 21, 2010. Please refer to Item 701(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-3.

The Company acknowledges the following and will also include acknowledgment of the following in any request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

In addition, the Company confirms that it will provide the Staff ample time to review any amendment prior to the requested effective date of the Registration Statement.

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22	April 1, 2011

We appreciate your assistance in this matter. Please do not hesitate to call me at 650-752-2018 with any questions you may have respecting the foregoing.

Very truly yours,

/s/ Martin A. Wellington
Martin A. Wellington, Esq.

Enclosures

cc:	Mr. Joseph Kennedy, Pandora Media, Inc.

Mr. Steven Cakebread, Pandora Media, Inc.

Ms. Delida A. Costin, Esq., Pandora Media, Inc.

Mr. Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation

Mr. Michael Nordtvedt, Esq., Wilson Sonsini Goodrich & Rosati Professional Corporation